Filed Pursuant to Rule 253(g)(2)

File No. 024-11594

NUTRANOMICS, INC.

SUPPLEMENT NO. 4 DATED AUGUST 22, 2022

TO THE OFFERING CIRCULAR DATED SEPTEMBER 28, 2021

This document supplements, and should be read in conjunction with, the offering circular of Nutranomics, Inc., a Wyoming corporation (the "Company", "we", "our", or "us") dated September 28, 2021 and filed by us with the Securities and Exchange Commission (the "Commission") on September 28, 2021.  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to correct the 253G2 filing dated July 8, 2022 and corresponding offering price for our common shares throughout the Offering Circular.

Offering Price for the Shares

The following information supersedes and replaces the information included in the Offering Circular:

Despite the 253G2 filing dated July 8, 2022, the offering price per share of our Common Stock in the Offering is $0.00032 per share which represents a 20% reduction in the originally qualified price of $0.0004. The Company did not issue any shares at the erroneous price of $0.00026 identified in the July 8, 2022 253G2 filing. We are continuing to offer up to 50,000,000,000 shares of our Common Stock.  The Maximum Offering Amount has been reduced to $16,000,000.  Any reference to the offering price and/or offering amount in the Offering Circular shall be deemed to have been replaced with the Offering Price and Maximum Offering Amount contained in this Supplement. Investors will pay the most recent publicly announced offering price as of the date of their subscription.

The following table supersedes and replaces the table on Page 2 of the Offering Circular.

	Price to Public	Commissions (1)	Proceeds to Company (2)	Proceeds to Other Persons (3)
Per Share	$0.00032	$0	$0.00032	None
Minimum Investment	$250.00	$0	$250.00	None
Maximum Offering	$16,000,000	$0	$16,000,000	None

(1) The Company shall pay no commissions to underwriters for the sale of securities under this Offering.

(2) Does not reflect payment of expenses of this Offering, which are estimated to not exceed $25,000.00 and which include, among other things, legal fees, accounting costs, reproduction expenses, due diligence, marketing, consulting, administrative services other costs of blue-sky compliance, and actual out-of-pocket expenses incurred by the Company selling the Shares, but which do not include fees to be paid to the escrow agent and technology providers. This amount represents the proceeds of the offering to the Company, which will be used as set out in "USE OF PROCEEDS TO ISSUER."

(3) There are no finder's fees or other fees being paid to third parties from the proceeds. See 'PLAN OF DISTRIBUTION.'

The following table supersedes and replaces the Dilution table on Page 16 of the Offering Circular.

Percentage of shares offered that are sold	100%

Price to the public charged for each share in this Offering	$0.00032

Historical net tangible book value per share (1)	$(0.0006)

Increase in net tangible book value per share attributable to new investors in this Offering (2)	$0.0008

Net tangible book value per share, after this Offering	$0.00019

Dilution per share to new investor	$(0.00012)

(1) Net tangible book value per share is an estimate based on net tangible shareholders equity book value as of October 31, 2021 of $(4,809,368) and 7,758,233,980 outstanding shares of Common Stock on December 30, 2021.

(2) Before deducting estimated offering expenses of $25,000.

The following table supersedes and replaces the Use of Proceeds table on Page 19 of the Offering Circular.

$0.00032 Offering Price	10%	25%	50%	75%	100%
Working Capital	$800,000	$2,000,000	$6,000,000	$10,000,000	$14,000,000

Repayment of Outstanding Debts	$800,000	$2,000,000	$2,000,000	$2,000,000	$2,000,000

Total	$1,600,000	$4,000,000	$8,000,000	$12,000,000	$16,000,000

SIGNATURES

This Offering Circular Supplement is submitted pursuant to Rule 253(g)(2) on behalf of the Company by the undersigned, thereunto duly authorized, on August 22, 2022.

Nutranomics, Inc.
By:	/s/ Jonathan Bishop
Jonathan Bishop
Principal Executive Officer and Director